FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Holding(s) in Company – Blackrock Inc dated 04 June 2024
Exhibit No. 2	Total Voting Rights dated 04 June 2024
Exhibit No. 3	Holding(s) in Company - HMT shareholding dated 04 June 2024
Exhibit No. 4	Goldman Sachs European Financials Conference dated 06 June 2024
Exhibit No. 5	Holding(s) in Company - HMT Shareholding dated 10 June 2024
Exhibit No. 6	Director/PDMR Shareholding dated 10 June 2024
Exhibit No. 7	Director/PDMR Shareholding dated 24 June 2024
Exhibit No. 8	Holding(s) in Company – HMT dated 25 June 2024
Exhibit No. 9	Holding(s) in Company – Total Voting Rights 28 June 2024

Exhibit No. 1

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BM8PJY71

Issuer Name
NATWEST GROUP PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights; An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name
BlackRock, Inc.

City of registered office (if applicable)
Wilmington

Country of registered office (if applicable)
USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

31-May-2024

6. Date on which Issuer notified

03-Jun-2024

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.230000	0.030000	5.260000	1842674238
Position of previous notification (if applicable)	Below 5%	Below 5%	Below 5%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BM8PJY71		1825312436		5.230000
Sub Total 8.A	1825312436		5.230000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
American Depository Receipt			12885722	0.030000
Securities Lending			2688528	0.000000
Sub Total 8.B1			15574250	0.030000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	1787552	0.000000
Sub Total 8.B2				1787552	0.000000%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc. (Chain 1)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 1)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 1)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 1)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 1)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 1)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 1)	BlackRock Lux Finco S.a.r.l.
BlackRock, Inc. (Chain 1)	BlackRock Japan Holdings GK
BlackRock, Inc. (Chain 1)	BlackRock Japan Co., Ltd.
BlackRock, Inc. (Chain 2)	Trident Merger, LLC
BlackRock, Inc. (Chain 2)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 3)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 3)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 3)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 3)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 3)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 3)	BlackRock Group Limited
BlackRock, Inc. (Chain 3)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 3)	BlackRock Investment Management (UK) Limited
BlackRock, Inc. (Chain 4)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 4)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 4)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 4)	BlackRock Australia Holdco Pty. Ltd.
BlackRock, Inc. (Chain 4)	BlackRock Investment Management (Australia) Limited
BlackRock, Inc. (Chain 5)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 5)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 5)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 5)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 5)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 5)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 5)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 5)	BlackRock Group Limited
BlackRock, Inc. (Chain 5)	BlackRock International Limited
BlackRock, Inc. (Chain 6)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 6)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 6)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 6)	BlackRock Institutional Trust Company, National Association
BlackRock, Inc. (Chain 7)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 7)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 7)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 7)	BlackRock Fund Advisors
BlackRock, Inc. (Chain 8)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 9)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 9)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 9)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 9)	BlackRock Asset Management North Asia Limited
BlackRock, Inc. (Chain 10)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 10)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 10)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 10)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 10)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 10)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 10)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 10)	BlackRock Group Limited
BlackRock, Inc. (Chain 10)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 10)	BlackRock (Netherlands) B.V.
BlackRock, Inc. (Chain 10)	BlackRock Asset Management Deutschland AG
BlackRock, Inc. (Chain 11)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 11)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Canada Holdings ULC
BlackRock, Inc. (Chain 11)	BlackRock Asset Management Canada Limited
BlackRock, Inc. (Chain 12)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 13)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 13)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 13)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 13)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 13)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 13)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 13)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 13)	BlackRock Group Limited
BlackRock, Inc. (Chain 13)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 13)	BlackRock Advisors (UK) Limited
BlackRock, Inc. (Chain 14)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 14)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 14)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 14)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 14)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 14)	BlackRock (Singapore) Limited
BlackRock, Inc. (Chain 15)	Trident Merger, LLC
BlackRock, Inc. (Chain 15)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 15)	Amethyst Intermediate, LLC
BlackRock, Inc. (Chain 15)	Aperio Holdings, LLC
BlackRock, Inc. (Chain 15)	Aperio Group, LLC
10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

BlackRock Regulatory Threshold Reporting TeamJana Blumenstein020 7743 3650

12. Date of Completion

3rd June 2024

13. Place Of Completion

12 Throgmorton Avenue, London, EC2N 2DL, U.K.

Exhibit No. 2

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 4 June 2024.

The changes in the issued share capital reflect settlement today of the off-market purchase of 392,448,233 ordinary shares of £1.0769* each ("Ordinary Shares") on 31 May 2024, pursuant to the terms of a contract (the "Directed Buyback Contract") between NWG and His Majesty's Treasury ("HM Treasury"), which was approved by NWG's shareholders at a General Meeting held on 6 February 2019 and signed on 7 February 2019. Amendments to the Directed Buyback Contract were approved by the shareholders of the Company at a General Meeting held on 25 August 2022 and signed on 17 November 2022 and at the Annual General Meeting held on 23 April 2024 and signed on 07 May 2024. The authority from shareholders to make off-market purchases of Ordinary Shares from HM Treasury (or its nominee) under the terms of the Directed Buyback Contract was renewed at the Annual General Meeting on 23 April 2024.

NWG cancelled 222,448,233 of the purchased Ordinary Shares and holds the remaining 170,000,000 Ordinary Shares in treasury.

Share Class and nominal value	Number of shares issued	Voting rights per share	Total voting rights -
			4 June 2024
Ordinary Shares of £1.0769* (excluding Ordinary Shares held in treasury)	8,327,023,501	4	33,308,094,004
Ordinary Shares of £1.0769* held in treasury	301,794,757	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	8,629,301,398		33,310,026,564

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 33,310,026,564 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in, NWG under the FCA's Disclosure Guidance and Transparency Rules.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 3

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		31 May 2024
6. Date on which issuer notified (DD/MM/YYYY):		4 June 2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	22.15%		22.15%	33,310,026,564
Position of previous notification (if applicable)	25.98%		25.98%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71	7,377,864,044	22.15%

SUBTOTAL 8. A	7,377,864,044	22.15%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	22.15%	22.15%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (22.15%), has been calculated following the disposal by HMT of 422,296,449 ordinary shares in NWG since its last TR-1 notification on 31 May 2024, including the directed buyback of 392,448,233 shares by NWG from HMT on 31 May 2024, and is based on the Total Voting Rights announcement on 4 June 2024.

The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021 and most recently extended on 3 April 2023.

Place of completion	London, England
Date of completion	4 June 2024
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 4

NatWest Group plc - Goldman Sachs Annual European Financials Conference

Paul Thwaite, NatWest Group CEO, will participate in a fireside chat at the Goldman Sachs Annual European Financials Conference on Thursday 6th June 2024 at 10:55am BST (11:55am CEST).  A live and on-demand webcast and post-event transcript will be available on our website www.natwestgroup.com/ir

For further information:

Investor Relations
Claire Kane
Director of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 5

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		7 June 2024
6. Date on which issuer notified (DD/MM/YYYY):		8 June 2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	21.93%		21.93%	33,310,026,564
Position of previous notification (if applicable)	22.15%		22.15%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71	7,304,117,940	21.93%

SUBTOTAL 8. A	7,304,117,940	21.93%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	21.93%	21.93%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (21.93%), has been calculated following the disposal by HMT of 18,436,526 ordinary shares in NWG since its last TR-1 notification on 4 June 2024.

The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021 and most recently extended on 3 April 2023.

Place of completion	London, England
Date of completion	8 June 2024
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 6

10 June 2024
NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that deferred awards over ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) vested on 7 June 2024, under the NatWest Group plc 2014 Employee Share Plan (the Plan), to the PDMRs set out below. The awards were granted under the Plan on 7 March 2024.

The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below.

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Robert Begbie	CEO, NatWest Commercial & Institutional and CEO NatWest Markets	88,955	44,545	44,410
Keiran Foad	Group Chief Risk Officer	96,118	45,244	50,874
David Lindberg	CEO, Retail Banking	74,545	35,089	39,456
Scott Marcar	Group Chief Information Officer	103,939	48,925	55,014
Katie Murray	Group Chief Financial Officer	87,744	41,302	46,442
Mohammad Kamal Syed	Interim CEO, Coutts and Wealth Businesses	40,560	19,092	21,468
Paul Thwaite	Group Chief Executive Officer	98,878	46,543	52,335
Jen Tippin	Group Chief Operating Officer	96,517	45,432	51,085
* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The market price used to meet associated tax liabilities was £3.1472.

Vested Shares retained after payment of associated tax liabilities will be subject to a twelve-month retention period.

All of the above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 7

24 June 2024

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMRs set out below have sold ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on the date and at the price indicated: -
Name of PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Jen Tippin	Group Chief Operating Officer	50,000	£3.1909	24 June 2024
Mohammad Kamal Syed	Interim CEO, Coutts and Wealth Businesses	24,321	£3.1958	24 June 2024
   * Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact: -

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 8

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible) i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify) iii:
3. Details of person subject to the notification obligation iv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.) v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reached vi:		24 June 2024
6. Date on which issuer notified (DD/MM/YYYY):		24 June 2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B) vii
Resulting situation on the date on which threshold was crossed or reached	20.92%		20.92%	6,969,644,040
Position of previous notification (if applicable)	21.93%		21.93%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights ix			% of voting rights
		Direct (DTR5.1)	Indirect (DTR5.2.1)	Direct (DTR5.1)	Indirect (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71		6,969,644,040		20.92%

SUBTOTAL 8. A	6,969,644,040			20.92%

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi	Physical or cash Settlement xii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary) xiv
			x
Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	20.92%		20.92%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information xvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (20.92%), has been calculated following the disposal by HMT of 83,618,475 ordinary shares in NWG since its last TR-1 notification on 10 June 2024.

The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021 and most recently extended on 3 April 2023.

Place of completion	London, England
Date of completion	24 June 2024

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 9

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at
28 June 2024.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			28 June 2024
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	8,319,680,386	4	33,278,721,544
Ordinary Shares of £1.0769* held in treasury	289,871,056	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	8,610,034,582		33,280,654,104

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 33,280,654,104 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in, NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 June 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary